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DEVON ROBERSON Devon.Roberson@dechert.com +1 202 261 3477 Direct +1 202 261 3333 Fax

May 16, 2025

VIA EDGAR

Kim McManus

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)

File Nos. 033-17619 and 811-05349

Post-Effective Amendment No. 923 to the Registration Statement on Form N-1A

Dear Ms. McManus:

This letter responds to comments you provided to Brenden Carroll and me of Dechert LLP during a telephonic discussion on April 18, 2025 with respect to your review of Post-Effective Amendment No. 923 (the “Amendment”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on March 4, 2025. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering Token Shares of the Goldman Sachs Financial Square Treasury Instruments Fund (the “Fund”), a series of the Registrant. We have reproduced your comments below, followed by the Registrant’s responses. Defined terms used herein but not defined herein shall have the meanings assigned to them in the Amendment.

Prospectus

1.

Comment: With respect to the “Summary—Fees and Expenses of the Fund” section, please explain in correspondence the reason for including the footnote which states “Other Expenses” have been estimated to reflect expenses to be incurred during the first fiscal year.

Response: Instruction 3(d)(i) to Item 3 of Form N-1A provides that a fund should base the expense figures reported in its fee and expense table on the expenses the fund incurred during its most recent fiscal year. However, Token Shares of the Fund have not yet been offered, and the Fund therefore did not incur expenses with respect to the investment operations this share class during the most recent fiscal year. Instruction 6(a) to Item 3 of Form N-1A provides that new funds should provide estimated figures for “Other Expenses” that reflect the expenses the fund expects to incur during the current fiscal year. Form N-1A does not provide instructions for how to report expenses for a new share class of an existing fund. As such, the Registrant believes that, because Token Shares of the Fund have not yet been offered, the Fund may report the estimated expenses of Token Shares in accordance with Instruction 6(a) to Item 3 of Form N-1A. In estimating these expenses, the Registrant has considered the expenses for a similar share class of the Fund as well as any differences in expense components.

2.

Comment: Briefly describe your expectations in terms of the process by which intermediaries would “tokenize” the Fund’s Token Shares; the nature of the blockchains used, including whether the blockchains are expected to be private, permissioned or public, permissionless; and the types of applications and use cases that these blockchains would serve. Finally, please supplementally provide us with a legal analysis explaining why tokens issued by intermediaries in connection with their use of blockchain technology to maintain a record of share ownership for their customers would not result in the issuance of separate securities. We may have further comments and questions.

Response: The Registrant expects Token Shares to be purchased and held primarily through certain banks, trust companies and other financial institutions that have a contractual relationship with Goldman Sachs (“Intermediaries”) and that intend to use distributed ledger (or blockchain) technology to digitally record the beneficial ownership of Token Shares on behalf of their customers for whom they hold Token Shares on an omnibus basis. While neither the Registrant nor Goldman Sachs would have direct visibility into the specific process by which an Intermediary would incorporate blockchain or similar technologies into its operations (similar to other recordation systems used by intermediaries that maintain omnibus positions with mutual funds), the Registrant understands that an Intermediary could leverage digital assets platforms that use private, permissioned blockchains. Other Intermediaries could differ in how they incorporate blockchain or similar technologies into their operations, consistent with the regulatory requirements to which those Intermediaries are subject. The Registrant believes that Token Shares could be used by institutional investors to facilitate margin requirements and for other collateral management purposes (e.g., by enabling institutional investors to more readily pledge or transfer Token Shares to other customers of the Intermediary through whom they purchased Token Shares).

An Intermediary’s use of blockchain technology in the manner described above does not constitute the issuance of a separate security under the U.S. federal securities laws. Instead, this potential use case “merely involves a different internal back-office technology infrastructure” by a financial institution,1 and not the issuance by the financial institution of a separate security that is linked to, or exchangeable for, Token Shares of the Fund.

As explained above, Token Shares of the Fund are expected to be purchased and held primarily through Intermediaries that use blockchain technology to digitally record the beneficial ownership of Token Shares on behalf of their customers for whom they hold Token Shares on an omnibus basis.2 Token Shares, of course, are unequivocally “securities” under the U.S. federal securities laws. But an Intermediary’s use of blockchain technology to record a customer’s beneficial interest in Token Shares (essentially, a “security entitlement” under Article 8 of the Uniform Commercial Code (“UCC”)), as opposed to using a more traditional electronic book-entry recordkeeping system, does not transform that record into a separate “security” that is “issued” by the Intermediary simply because the record is kept on a blockchain. To do so would upend a well-established and well-organized system for the indirect holding and transfer of securities through “securities intermediaries” (including banks that, in the ordinary course of their business, maintain “securities accounts” for their customers and act in that capacity).

Under the UCC, the interests and rights of customers that purchase Token Shares through a securities intermediary that uses blockchain technology in the manner described above are no different from, and should not be treated differently from, those comprising a “security entitlement” under Article 8 of the UCC that are recorded using more traditional electronic book-entry recordkeeping systems.

[1]

See Recommendations to Expand Use of Non-Cash Collateral Through Use of Distributed Ledger Technology, Report to the Commodity Futures Trading Commission’s Global Markets Advisory Subcommittee, 9 (Nov. 21, 2024).

[2]

The Registrant acknowledges that Intermediaries may incorporate blockchain technology in different ways. For some Intermediaries, blockchain technology may replace the more traditional electronic book-entry recordkeeping systems that they use to record the beneficial ownership of mutual fund shares on behalf of their customers for whom they hold those shares on an omnibus basis. For other Intermediaries, blockchain technology may be used to create a “secondary” set of internal records that are not intended to replace the primacy of their more traditional electronic book-entry recordkeeping systems (e.g., to demonstrate proof of concept of the underlying blockchain technology). For purposes of this response, the Registrant has focused on the former use case, although the Registrant believes both use cases do not result in the issuance of a separate security.

The Registrant believes it is well established that the beneficial holding (i.e., the “security entitlement”) credited by a securities intermediary to a securities account of its customer (i.e., the “entitlement holder”) upon the purchase by the customer of uncertificated securities (with respect to which the securities intermediary would be the formal holder of record on the books of the issuer), would not somehow transform the security entitlement credited to the customer’s account into a new, separate “security” issued by the securities intermediary to its customer.

Identically, when Token Shares (which are uncertificated) are eventually purchased through a securities intermediary, the securities intermediary would simply credit to its customer’s securities account a portion of the uncertificated Token Shares issued by the Fund that are owned of record by the securities intermediary. The customer of the securities intermediary is credited by the securities intermediary with the number of Token Shares as is reflected on the securities intermediary’s blockchain-based recordkeeping system. Token Shares so credited to the account of the securities intermediary’s customer through its blockchain-based recordkeeping system represents a portion of the record holdings of the securities intermediary in Token Shares, in an identical manner to the way in which a securities intermediary would typically credit mutual fund shares using a more traditional electronic book-entry recordkeeping system. The only difference is the technology that is used to maintain these records, and this difference does not in any way represent the issuance of a new security by the securities intermediary to any of its customers. Importantly, Token Shares to which an entitlement holder would have a securities entitlement would generally not be the property of a securities intermediary and would generally not be subject to the claims of any creditor of the securities intermediary under Article 8 of the UCC.

The Registrant expects that, under a customer’s agreement with their securities intermediary, the blockchain-based record of the customer’s beneficial interest in a portion of the record holdings of the securities intermediary in Token Shares would itself be the “security entitlement” of the customer held in their securities account. In that agreement, the Registrant expects that the securities intermediary and its customer would agree to treat that portion of the securities intermediary’s record holdings in Token Shares that are reflected on its blockchain-based recordkeeping system as being beneficially owned by the customer, as financial assets and security entitlements of the customer credited to its securities account. Under Articles 8 and 9 of the UCC, such financial assets credited to the customer’s account under the securities intermediary’s agreement with its customer would be “security entitlements” of the customer in their securities account maintained with the securities intermediary. The Registrant is not aware of any attempt to re-characterize a “security entitlement” as a new “security” issued by the securities intermediary to its customer. The use of blockchain technology under these limited circumstances in no way alters the nature of a security entitlement or its characterization for any relevant purpose under the UCC, the U.S. federal securities laws, or otherwise.

It should also be noted that Article 8 of the UCC clearly defines each of the terms “securities account,” “financial asset,” “security entitlement,” and “entitlement holder” (in UCC Sections 8-501 and 8-102) in terms of the “agreement” between the securities intermediary and its customer that establishes the securities account in question and in terms of the related “records” maintained by the securities intermediary in connection with such securities account, as described above. The contents of such agreement and the manner of maintaining such records are not specified by the UCC, specifically because these definitions were intended to be broad and flexible so as to be adaptable to new technologies, and they will apply equally both to traditional methodologies and to those involving distributed ledger technology such as blockchain.

Finally, the Registrant notes that the above analysis applies equally to all currently adopted versions of the UCC, either with or without the 2022 UCC amendments that address “controllable electronic records.” This is because any security, as “investment property” under the UCC, is specifically excluded from the scope of “controllable electronic records” which are the main subject of the 2022 UCC amendments. The reason for this exclusion is that the drafters were satisfied with the existing UCC treatment of securities, securities accounts and security entitlements under UCC Articles 8 and 9, and did not see a need for changes to those fundamental procedures and processes.

3.

Comment: Please supplementally confirm that the Fund will coordinate with the Staff prior to implementing any changes related to a registered investment company’s use of blockchain technology (including any significant changes to the Transfer Agent’s recordkeeping system as it relates to the use of blockchain technology). We generally would expect related disclosure changes will be provided in a reviewable 485APOS before the changes take effect.

Response: The Registrant so confirms.

* * * * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3477 if you wish to discuss this correspondence further.

Sincerely,

/s/ Devon Roberson
Devon Roberson

cc:	Robert Griffith, Goldman Sachs Asset Management, L.P.

Shane Shannon, Goldman Sachs Asset Management, L.P.

Brenden P. Carroll, Dechert LLP